CODE OF ETHICS

KIRKLAND LAKE GOLD INC.
(the “Corporation”)

The Board of Directors of the Corporation (the “Board”) has adopted the following Code of Ethics (the “Code”) for directors and officers of the Corporation. This purpose of this Code is to:

1.	focus the directors and officers on areas of ethical risk;

2.	provide guidance to directors and officers to help them recognize and deal with ethical issues, including conflicts of interest;

3.	provide mechanisms to report unethical conduct; and

4.

help foster a culture of honesty and accountability, including compliance with applicable governmental and regulatory laws, rules, policies and regulations and full, fair, accurate, timely and understandable disclosure in documents sent or submitted to, or filed with, shareholders and all regulatory authorities.

Each director and officer must comply with both the letter and the spirit of this Code.

No code or policy can anticipate every situation that may arise or replace the thoughtful behaviour of an ethical director and officer. Directors and officers are encouraged to bring to the attention of the Board any questions about particular circumstances that may involve the provisions of this Code.

A.           CONFLICT OF INTEREST

Directors and officers must avoid any conflicts of interest between themselves and the Corporation unless the relationship is approved in advance by the Board. Any situation that involves, or may reasonably be expected to involve, a conflict of interest with the Corporation, should be disclosed promptly to the Board. A “conflict of interest” can occur when:

1.	A director's or officer’s personal interests are, or may appear to be, adverse to the Corporation’s interests; or

2.

A director or officer, or a member of their immediate family, receives personal benefits, other than through regular remuneration as a director, officer or employee of, or consultant to, the Corporation, as a result of their position as a director of officer of the Corporation.

Some of the more common conflicts which directors and officers should avoid are listed below:

a.	Relationship of Corporation with Third Parties

Directors and officers may not receive a personal benefit from someone seeking to do business, or to retain existing business, with the Corporation unless first approved by the Board. A director shall not participate in the making of any decision of the Board involving another firm or company with which the director is affiliated.

b.	Compensation from Sources other than the Corporation

Directors and officers may not accept compensation in any form for services performed for the Corporation from any source other than the Corporation unless approved by the Board.

c.	Gifts

Directors and officers may not offer, give or receive gifts from parties dealing with the Corporation where such gift is being made in order to influence the officer’s actions or the director’s actions as a member of the Board, or where acceptance of the gifts could create the appearance of a conflict of interest.

June 30, 2005

d.	Personal Use of the Corporation’s Assets

Directors and officers may not use the Corporation’s assets, labour or information for personal use unless first approved by the Board, or as part of a compensation or expense reimbursement program available to all directors or officers.

B.           CORPORATE OPPORTUNITIES

Directors and officers are prohibited from:

1.	Taking for themselves or their companies opportunities discovered through the use of Corporation’s property (which includes information) or their position as a director or officer;

2.	Using the Corporation's property or information for personal gain; or

3.

Competing with the Corporation for business opportunities. However, if the Corporation's disinterested directors determine that the Corporation will not pursue an opportunity that relates to the Corporation's business, a director or officer may then do so.

C.           CONFIDENTIALITY

Directors and officers must maintain the confidentiality of information entrusted to them by the Corporation and any other confidential information about the Corporation that comes to them, from whatever source, in their capacity as a director or officer, except when disclosure is authorized by the Board or legally required.

For purposes of this Code, “confidential information” includes all non-public information relating to the Corporation.

D.           COMPLIANCE WITH LAWS, RULES AND REGULATIONS; FAIR DEALING

Directors and officers must comply, and oversee compliance by employees, officers and other directors and officers, with all laws, rules, policies, orders and regulations applicable to the Corporation, including insider trading laws.

Directors and officers must deal fairly, and must oversee fair dealing by employees and officers, with the Corporation's customers, suppliers, competitors and employees.

E.           ENCOURAGING THE REPORTING OF ANY ILLEGAL OR UNETHICAL BEHAVIOUR

Directors and officers should promote ethical behaviour and take steps to ensure the Corporation:

1.	Encourages employees to talk to supervisors, managers and other appropriate personnel when in doubt about the best course of action in a particular situation.

2.	Encourages employees to report to appropriate personnel any violations of laws, rules, policies, orders and regulations applicable to the Corporation or of this Code.

3.	Informs employees that the Corporation will not allow retaliation for reports made in good faith.

F.           COMPLIANCE STANDARDS

Directors and officers should communicate any suspected violations of this Code promptly to the Board. Violations will be investigated by the Board or by persons designated by the Board, and appropriate action will be taken in the event of any violations of this Code.

G.           WAIVER OF CODE OF BUSINESS CONDUCT AND ETHICS

Any waivers of this Code may be made only by the Board and must be disclosed in the Corporation’s Annual Report on Form 20-F.

June 30, 2005